U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


________________________________________________________________________________
1.   Name and Address of Reporting Person*

Bunka                               Chris
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   (Last)                           (First)             (Middle)

5774 Deadpine Drive
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                                    (Street)

Kelowna, British Columbia                               VJPJA3
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Newsgurus.com, Inc., No ticker or trading symbol as the Issuer is not yet quoted
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


N/A
________________________________________________________________________________
4.   Statement for Month/Year


02/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
     President, C.E.O. and Director
________________________________________________________________________________
7.   Individual or Joint/Group Reporting (Check Applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                     2.             Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                   Transaction    (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                    Date                            Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                           Month/Day/Year Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                      2,975,000      Direct
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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
*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Right to exercise                                        Vest at 12.5%
options for                                              every 3 months  Feb.01,
common stock        $1.00  Feb.01,2000 J(2)   400,000    for 2 years     2005       --    --     $1.00     400,000   Direct   N/A
------------------------------------------------------------------------------------------------------------------------------------
Units for
Common
Stock, see
Note (1)            $0.05  Feb.01,2000 J(1)   100,000    See Note (1)  See Note (1) --    --     $0.05     100,000   Direct   N/A
====================================================================================================================================

EXPLANATION OF RESPONSES:

NOTE (1):
---------
Mr. Bunka subscribed for 100,000 units of Newsgurus.com, Inc. at a price of $0.05 per unit. Each unit shall consist of one common share in the capital stock of Newsgurus.com, Inc. and one non-transferable share purchase "C" warrant. Each warrant remains valid for five (5) years from the Start Date. Mr. Bunka is entitled to purchase two (2) common shares in the capital of Newsgurus.com at a price of $1.00 per share, for each one (1) "C" warrant so held, no more than 50,000 of such "C" warrants to be exercised before November 30, 2001; no more than 20,000 such "B" warrants to be exercised during the twelve month period commencing November 30, 2001; and, no more than 20,000 such "C" warrants to be exercised during the twelve month period commencing November 20, 2002; and no more than 80,000 such "C" warrants to be exercised during the twelve month period commencing November 30, 2003.

NOTE (2):
---------
Grant of stock options.

 /s/ Chris Bunka                                            August 10, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space Provided is insufficient, see Instruction 6 for procedure.


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